

Jardines

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



5th June 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

I enclose for your information a copy of a press release issued on 5th June 2003 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl



Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Jardine Matheson to Appoint New Group General Counsel

5th June 2003 – Jardine Matheson Holdings Limited today announced that Mr James Watkins will be retiring from his position as the Group General Counsel at the end of the year. Mr Watkins has been with the Jardine Matheson Group since 1997, and was previously a partner of Linklaters & Paines.

Upon his retirement on 31st December 2003, Mr Watkins will be stepping down from the boards of Jardine Matheson Holdings Limited, Dairy Farm International Holdings Limited and Group management company Jardine Matheson Limited. He will continue to serve as a director of Mandarin Oriental International Limited.

Mr Jonathan Gould, a senior corporate partner with leading international law firm Allen & Overy, will succeed Mr Watkins as Group General Counsel. Mr Gould has significant experience in Asia having been based in Hong Kong with Allen & Overy from 1988 to 1996, when he was instrumental in establishing the firm's local operation. He will join the board of Jardine Matheson Limited upon his appointment.

Jardine Matheson Managing Director, Mr Percy Weatherall, said, "James Watkins has made a significant contribution to the development of the Group, for which we are extremely grateful. I am pleased that he will continue his association with Group companies after his retirement as a full-time executive. I would also like to welcome Jonathan Gould who brings a wealth of experience to the Group."

Jardine Matheson is an Asian-based conglomerate with extensive experience in the region. Its business interests comprise Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, consumer marketing, motor trading, property, retailing, hotels and insurance broking.

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For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.


Jardines

Jardine Matheson Limited
Central, Hong Kong
gsd@jardines.com

Group Secretariat

5th June 2003

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 5th June 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl



Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Directorate Change
Released	10:21 5 Jun 2003
Number	9531L

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

Please be advised that Mr James Watkins will be retiring from the Board of Directors of the Company with effect from 31st December 2003.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

5th June 2003

www.jardines.com

END





Jardines

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

5th June 2003

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Amendments to the Bermuda Takeover Code

We enclose for your information a notification dated 5th June 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl



Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Bermuda Takeover Code
Released	10:27 5 Jun 2003
Number	9542L

AMENDMENTS TO THE BERMUDA TAKEOVER CODE FOR
JARDINE MATHESON HOLDINGS LIMITED

The Bermuda Takeover Code (the "Code") for Jardine Matheson Holdings Limited (the "Company"), as set out in the Jardine Matheson Holdings Limited Regulations 1993 (the "Regulations"), has been amended by the Bermuda Monetary Authority. The Code is based on the UK City Code on Takeovers and Mergers and the amendments were made primarily to bring the Code into line with certain UK Takeover Code Panel Statements made in 2001 and to clarify certain aspects of the Regulations. In addition, there are further amendments to the Regulations dealing with the effect of share repurchases to reflect the Company's circumstances consistent with other Regulations.

A summary of the amendments is appended below and copies of the amendments are also available from the Bermuda Monetary Authority at Burnaby House, 26 Burnaby Street, Hamilton HM 11, Bermuda; the Company Secretary of Jardine Matheson Holdings Limited at Jardine House, 33-35 Reid Street, Hamilton HM EX, Bermuda; or from the Company's website www.jardines.com.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

5th June 2003

www.jardines.com

Summary of the amendments made to the Jardine Matheson Holdings Limited Regulations 1993

1 Introduction

Jardine Matheson Holdings Limited (the "Company"), which is incorporated in Bermuda, is subject to its own regulations (the "Regulations") which set out the Bermuda Takeover Code (the "Bermuda Code"). This is a summary of the more significant changes made to the Bermuda Code (i) to bring them into line with certain UK Takeover Code Panel Statements made between 1st January 2001 and 31st December 2001, (ii) to deal with the effect of share repurchases on the so-called "creeper" provisions, and (iii) to clarify the drafting and remove possible misinterpretations relating to the last amendments made to the Bermuda Code.

2 Amendments to the Bermuda Code

2.1 A new Regulation 3(10) has been introduced to provide that the Company may request the Bermuda Monetary Authority to require a potential offeror who has announced that he is considering making an offer for the Company to clarify his intentions, i.e. to "put up or shut up", either by announcing his firm intention to make an offer or by announcing that he does not intend to make an offer or to do so unless certain events occur or within a particular period.

2.2 A new Regulation 3(5)(b) has been introduced to provide that an offeror must disclose in an

2.3 Regulation 20(1)(c), which restricts the information which may be disclosed at meetings of representatives of the offeror or the Company with shareholders or others held during an offer period, has been amended so as to apply to meetings held prior to an offer period.

2.4 Regulation 20(2), which requires any information given to one offeror or potential offeror to be given to another offeror or potential offeror, has been amended (a) to clarify the circumstances when information is passable, (b) to explain what conditions may be attached to the passing of information, and (c) to indicate how it operates for mergers and reverse takeovers.

2.5 Regulation 21(6), which limits the amount of any inducement fee payable in the event of an offer not proceeding to 1% of the offer value, has been amended (a) so as to replace 1% of the offer value by 1% of the value of the offeree company calculated by reference to the offer price, and (b) to clarify its application to whitewash transactions where the limit is to be 1% of the value of the offeree company immediately prior to the offer announcement. There is a consequential amendment to Appendix 1(3).

2.6 Regulation 24(3), which prescribes additional information to be included in offer documents, has been amended by requiring an offeror to give details of any agreements or arrangements relating to circumstances when it may seek to invoke a condition to its offer and the consequences of its doing so. A consequential amendment has also been made to Regulation 26(8) to provide that any such agreements or arrangements should be put on display.

2.7 Regulation 37, which deals with the effect of share repurchases on the "creeper" limit applicable to acquisitions by a major shareholder, has been amended so that increases in percentage shareholdings resulting from share repurchases will, in general, count against the "creeper" limit. Provisions have been included to permit a vote of independent shareholders to be sought on an annual basis to waive the requirement to make a mandatory offer that would otherwise arise. In addition, under the revised Regulation, the first 1% movement in percentage holding in any twelve-month period resulting from share repurchases shall not count against the "creeper" limit.

3 Drafting Improvements

Minor drafting improvements have been made to Regulations 3(4)(b) and 24(2) to remove possible misinterpretations.

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